Exhibit 99.1
Dole plc Announces Sale of its Fresh Vegetables Division to Arable Capital
Dublin – August 5, 2025
Dole plc (NYSE: DOLE) (“Dole” or the “Group”) has today announced that certain of its subsidiaries have completed a sale of Dole’s Fresh Vegetables Division to og Holdco LLC (“Buyer”), the parent company of organicgirl LLC, a portfolio company of Arable Capital Partners, LLC (“Arable”).
The consideration for this sale is $140 million, comprising $90 million in cash and a $50 million seller note (collectively the “Purchase Price”), and a $10 million potential earn out. The cash portion of the Purchase Price is subject to customary adjustments for net working capital, cash, and indebtedness. Dole is retaining its facilities in Huron, California and Yuma, Arizona.
The Fresh Vegetables Division comprises operations related to the processing and sale of whole produce such as iceberg, romaine, leaf lettuce, cauliflower, broccoli, celery, asparagus, artichokes, green onions, sprouts, radishes, and cabbage, as well as salads and salad kits. The business has agricultural operations and three processing plants across the United States and employs more than 3,000 people.
Commenting on the transaction, Carl McCann, Executive Chairman of Dole plc said:
“We are pleased to announce the sale of our Fresh Vegetables Division to Arable Capital. A combination with organicgirl will create a strong platform to realize operational efficiencies and expand the overall offering and service to customers and consumers.
The completion of this sale represents an important strategic milestone for the Group and will enable us to further concentrate our efforts and investments on our core business activities.
We would like to thank the dedicated management and employees of the Fresh Vegetables business for their valuable contributions and commitment over the years.”
Commenting further on the transaction, Derek Yurosek, Managing Director of Arable Capital Partners said:
“With strong brands and presence across multiple channels, as well as strong leadership, Dole Fresh Vegetables is an outstanding addition to our portfolio that is positioned for continued growth and success.”
About Dole plc:
A global leader in fresh produce, Dole plc grows, markets, and distributes an extensive variety of fresh produce sourced locally and from around the world. Dedicated and passionate in exceeding our customers’ requirements in over 85 countries, our goal is to make the world a healthier and a more sustainable place.
About Arable Capital Partners:
Arable Capital Partners is a leader in sustainable food and agribusiness investing and partners with businesses and owners across the food value chain. Arable’s current investments include Braga Fresh, Bud Antle (Dole Fresh Vegetables), Progressive Produce, Pacific Trellis Fruit, organicgirl, Royal Ridge Fruits, Blazer Wilkinson Gee, and Laurel Ag & Water. For further information, please visit www.arablecp.com.

Forward-looking information
Certain statements made in this disclosure that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management’s beliefs, assumptions and expectations of the Company’s future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by the Company or any other person that the future plans, estimates or expectations contemplated by the Company will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to the Company’s operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause the Company’s actual results to differ materially from those indicated in these statements. Factors that could cause or contribute to such differences include (i) our ability to collect on the seller note, (ii) the performance of the business being sold and the resulting payability of the $10.0 million earn-out, (iii) the occurrence of any event, change or other circumstance that could give rise to an adjustment to the purchase price or the obligation for the Company to indemnify the purchaser, (iv) any potential accounting impact of the Transaction on our financial statements, (v) the outcome of any legal proceedings related to the transaction, (vi) the ability of the Company to execute on its strategy and achieve its goals and other expectations after the closing, (vii) legislative, regulatory and economic developments and (viii) those other matters disclosed in the Company’s filings with the U.S. Securities and Exchange Commission. If one or more of these or other risks or uncertainties materialize, or if the Company’s underlying assumptions prove to be incorrect, the Company’s actual results may vary materially from what the Company may have expressed or implied by these forward-looking statements. The Company cautions that you should not place undue reliance on any of the Company’s forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.
Investor Contact Dole plc:
James O’Regan, Head of Investor Relations
investors@doleplc.com
+353 1 887 2794

Media Contact Dole plc:
William Goldfield
william.goldfield@dole.com
818-874-4647

Brian Bell, Ogilvy
brian.bell@ogilvy.com
+353 87 2436 130